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                                                                  Exhibit (a)(3)


Dear _________________:


     I am happy to announce that Kana Communications will offer to exchange certain options with an exercise price in excess or $5.00 per share which you hold under the Company's 1999 Stock Incentive Plan (the "1999 Plan"), the Company's 1999 Special Stock Option Plan or the Company's 1997 Stock Option/Stock Issuance Plan, or any of the following stock option plans which the Company assumed in connection with its acquisition of the plan sponsor: the Connectify, Inc. 1998 Stock Plan, the netDialog, Inc. 1997 Stock Plan, the Business Evolution, Inc. 1999 Stock Plan, the Silknet Software, Inc. 1999 Stock Option and Stock Incentive Plan, the Silknet Software, Inc. Employee Stock Option Plan, and the Insite Marketing Technology 1997 Stock Option Plan, for new options we will grant under the 1999 Plan and for restricted shares of common stock we will issue under the 1999 Plan.


     The number of shares of common stock subject to the new options and the number of shares of restricted stock that we will exchange for the options you tender, if any, will be as described in an offer to exchange and a related letter of transmittal which are enclosed with this letter. We will grant the new options on or promptly after the first trading day which is at least six months and one day following the date we accept and cancel the tendered options. If we accept and cancel the tendered options on April 2, 2001 as currently anticipated, we will grant the new options on or about October 3, 2001. We will issue the restricted stock as soon as practicable after we accept and cancel the tendered options and receive an executed restricted stock issuance agreement from you as described in the offer to exchange and letter of transmittal, together with your payment to us of the $.001 per share par value of your restricted stock. You may tender (surrender) all or some of your eligible options to the Company in exchange for new options and restricted stock, subject to the terms and conditions of the offer to exchange and letter of transmittal. You also have the right to choose not to tender any of your options.


     You must remain an employee of the Company or one of its subsidiaries from the date you tender options through the date we grant the new options in order to receive new options. You must also remain an employee of the Company or one of its subsidiaries from the date you tender options through the date the restricted stock vests in order to receive the restricted stock. If you do not remain an employee for the required periods, you will not receive any new options or restricted stock, as the case may be, and you will not receive any other consideration for the options tendered by you and cancelled by the Company.


     The new options will be subject to the terms and conditions of the 1999 Plan and a stock option agreement between you and the Company. The restricted stock will be subject to the terms and conditions of the 1999 Plan and a restricted stock issuance agreement between you and the Company. The new options will vest in a series of forty-two equal successive monthly installments upon your completion of each month of service over the forty-two month period measured from the date of grant. The exercise price of the new options will be the closing sale price of the Company's common stock as reported on the Nasdaq National Market on the date of grant. The restricted stock will vest on the six-month anniversary of the date the tendered options are accepted for exchange and cancelled, provided you remain employed by the Company through that date.
If we cancel tendered options on April 2, 2001, which is the
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scheduled expiration date of the offer, your restricted stock will vest on
October 2, 2001. You will receive the stock certificate for your vested shares upon your payment to the Company of the federal and state income and employment withholding taxes to which you become subject at the time your restricted stock vests.


     The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.


     The Company's offer is being made under the terms and subject to the conditions of the offer to exchange and related letter of transmittal enclosed with this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the Company's offer.


     If you have any questions about the offer, please call __________________, ________________, at (650) 298-9282.


     We thank you for your continued efforts on behalf of Kana Communications.


                                 Sincerely,



                                 ----------------------------

                                 ___________________,

                                 ___________________

Enclosures

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